                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               SYNERGY BRANDS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        LLOYD I. MILLER, III, 4550 GORDON DRIVE, NAPLES, FLORIDA, 34102
                              (TEL) (941) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               SEPTEMBER 17, 2001
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].
                         (Continued on following pages)
                               Page 1 of 8 pages

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------- -------------------------                                        ---------------------------------------------
CUSIP NO.              87159E-10-5                                                                                     PAGE 2 OF 9
--------------------- -------------------------                                        ---------------------------------------------


--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                                          ###-##-####
--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]
--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00**
--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- --------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         538,552***
  NUMBER OF                      ------- -------------------------------------------------------------------------------------------
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                               342,247***
    EACH                         ------- -------------------------------------------------------------------------------------------
  REPORTING                      9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                                 538,552***
                                 ------- -------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         342,247***
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          880,799
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.4%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-IA-OO**
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(b), HEREIN.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      Security and Issuer

       This statement relates to the Common Stock, par value $.001 per share (the "Shares") of Synergy Brands Inc. (the "Company"). The Company has its principal executive offices at 40 Underhill Blvd., Syosset, NY 11791.

Item 2.      Identity and Background

       This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations

       Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares was $470,047.39 for the Shares in Trust A-4 and $107,757.50 for the Shares in Trust C.

       Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $300,000.00. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $154,428.24.

       All of the Shares purchased by Miller on his own behalf, were purchase with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $277,334.55.

        Dail Miller is Miller's wife. All of the Shares Miller is deemed to beneficially own as Dail Miller's spouse were purchased with personal funds held by Dail Miller. The purchase price for the Shares Miller is deemed to beneficially own as Dail Miller's spouse was $103,720.00.

Item 4.      Purpose of the Transaction

        Miller considers his beneficial ownership reported herein of the 880,799 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Miller has filed this report because of a letter agreement between Miller and Mair Faibish ("Faibish") (chairman of the Company), which among other things, requires (i) Faibish to use reasonable efforts to cause to be nominated for election to the Board of Directors of the Company one individual designated by Miller, subject to certain qualification, and (ii) gives Miller the right upon his request to receive consulting fees not to exceed $10,000 from the Company. The letter agreement is attached hereto as
Exhibit 99.5. Miller may have plans or proposals that relate to a change in the present board of directors of the issuer, pursuant to the aforementioned letter agreement.

Item 5.      Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 880,799 Shares (18.4% of the outstanding Shares, based on 4,787,909 Shares outstanding), including the 100,000 Shares which Miller does not actually own, but has a right to purchase with respect to the Warrants Miller beneficially owns. As of the date hereof, 193,239 of such beneficially owned Shares are owned of record by Trust A-4; 47,008 of such beneficially owned Shares are owned of record by Trust C; 240,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 62,100 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 156,452 of such beneficially owned Shares are owned of record by Miller directly; and 82,000 of such beneficially owned Shares are owned of record by Dail Miller. As of the date hereof, Dail Miller is the owner of record of Warrants to purchase 20,000 of such beneficially owned Shares; Miller on his own behalf is owner of warrants to purchase 20,000 of such beneficially owned Shares; and Milfam I, L.P. is the owner of record of Warrants to purchase 60,000 of such beneficially owned Shares.

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts and Dail Miller. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P. and Miller directly (see Item 6).

       (c) The table below details the transactions that were effected during the past 60 days. All of these transactions were executed pursuant to a side letter agreement between Miller and the Company, and a corresponding Subscription Agreement between Miller and the Company.

--------------------------------------------- ------------------------------------------- ------------------------------------------
                                                            LLOYD MILLER
--------------------------------------------- ------------------------------------------- ------------------------------------------
            DATE OF TRANSACTION                       NUMBER OF SHARES PURCHASED                       PRICE PER SHARE
--------------------------------------------- ------------------------------------------- ------------------------------------------
             September 17, 2001                                100,000                                      $1.00
--------------------------------------------- ------------------------------------------- ------------------------------------------


--------------------------------------------- ------------------------------------------- ------------------------------------------
                                                            MILFAM I, L.P.
--------------------------------------------- ------------------------------------------- ------------------------------------------
            DATE OF TRANSACTION                       NUMBER OF SHARES PURCHASED                       PRICE PER SHARE
--------------------------------------------- ------------------------------------------- ------------------------------------------
             September 17, 2001                                300,000                                      $1.00
--------------------------------------------- ------------------------------------------- ------------------------------------------

--------------------------------------------- ------------------------------------------- ------------------------------------------
                                                            DAIL MILLER
--------------------------------------------- ------------------------------------------- ------------------------------------------
            DATE OF TRANSACTION                       NUMBER OF SHARES PURCHASED                       PRICE PER SHARE
--------------------------------------------- ------------------------------------------- ------------------------------------------
             September 17, 2001                                100,000                                      $1.00
--------------------------------------------- ------------------------------------------- ------------------------------------------

       (d) Parties other than Miller have the right to receive and/or to direct the receipt of dividends from, or proceeds from, the sale of such securities.

       (e) Not Applicable

              Item 6. Contracts, Arrangements, Understandings or Relationships
                      With Respect to Securities of the Issuer

                     The Trust Agreement provides:

                     The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

                     The Operating Agreement provides:

                     While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

                     The Milfam I Partnership Agreement provides:

                     The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

                     The Milfam II Partnership Agreement provides:

                     The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

Item 7.      Materials to be Filed as Exhibits:

            Exhibit           Document
            -------           --------

               99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

               99.2           Operating Agreement of Milfam LLC, dated December
                              10, 1996.

               99.3           Milfam I, L.P. Partnership Agreement, dated
                              December 11, 1996.

               99.4 Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

               99.5 Letter Agreement between Lloyd I. Miller, III and Synergy Brands Inc., dated September 18, 2001

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 26, 2001



                                        By:       /s/ Lloyd I. Miller, III
                                           ------------------------------------

                                                    Lloyd I. Miller, III

                                  EXHIBIT INDEX



             Exhibit           Document
             -------           --------

             EX-99.1           Amended and Restated Trust Agreement

             EX-99.2           Operating Agreement of Milfam LLC

             EX-99.3           Milfam I, L.P. Partnership Agreement

             EX-99.4           Milfam II, L.P. Partnership Agreement

             EX-99.5           Letter Agreement between Miller and the
                               Company